SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       COMMISSION FILE NUMBER: 33-15097-D


                                   FORM 12b-25

                           Notification of Late Filing


                                  (Check One):

     [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended: JUNE 30, 1998
          [ ] Transition Report on Form 10-K
          [ ] Transition  Report on Form 20-F
          [ ] Transition  Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition  Report on Form N-SAR
     For the Transition Period Ended:



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

              Full Name of Registrant SYNAPTIX SYSTEMS CORPORATION

                            Former Name if Applicable

                      18333 Egret Bay Boulevard, Suite 270
            Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77058
                            City, State and Zip Code


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                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The audit is not done.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

                Peter Vanucci            (281)              335-4964
                  (Name)               (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X ] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SYNAPTIX SYSTEMS CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     September 28, 1998                 By
                                            Peter Vanucci, Chairman and CEO

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                  WEINSTEIN
                      SPIRA
            & Company, P.C.

Certified Public Accountants
      and Business Advisors

September 24, 1998



U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:      Synaptix Systems Corporation
         Commission File No. 33-15097-D

Gentlemen:

We will be unable to complete the audit of the financial statements of Synaptix Systems Corporation (the Company) for the year ended June 30, 1998 by September 28, 1998.

We were appointed independent auditors subsequent to the Company's year-end and delays were encountered in the acquisition of copies of the prior independent auditor's workpapers, a change in Company's accounting personnel and the move of the Company's office.

We anticipate completing the audit prior to October 13, 1998.

Very truly yours,

WEINSTEIN SPIRA & COMPANY, P.C.


William F. Comiskey
WFC:an

                2200 Five Greenwazy Plaza - Houston, Texas 77046
                        713-622-7000 - Fax: 713-622-9535
               e-mail@weinsteinspira.com - www.weinsteinspira.com
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